Mail Stop 4561

July 6, 2009

Mr. Ray Vuono
Chief Executive Officer and President
MedLink International, Inc.
1 Roebling Court
Ronkonkoma, NY 11779

> **Re:** **MedLink International, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2008**
> **Form 10-Q For the Quarterly Period Ended March 31, 2009**
> **File No. 001-31771**

Dear Mr. Vuono:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2008

Business Overview

Customer Dependence, page 16

1.      We note that you are "solely dependent on a few major customers." Please tell us whether any single customer accounts for 10 percent or more of your revenues. If so, you must disclose each customer's name and the customer's relationship, if

any, with you.  Please refer to Item 101(c)(1)(vii) of Regulation S-K, which requires the disclosure of the name of any customer and its relationship, if any, to the company, if sales to the customer are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on the company.  Further, paragraph 39 of SFAS 131 requires disclosure in the financial statements of greater than 10 percent customers and the total amount of revenues from each such customer.

Report of Independent Registered Public Accounting Firm, page 74

2.      We note that within the first paragraph of the report of Jewett, Schwartz, Wolfe & Associates that reference is made to your financial statements "as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended December 31, 2008." Further, in the third paragraph of the report, reference is made to your "results of operations and its cash flows for the years then ended December 31, 2008."  We believe such language fails to identify the specific years for which the report is issued.  Please obtain, and amend to include, a report that clearly identifies the specific years reported upon for the statements of operations, changes in stockholders' deficit, and cash flows, or explain how you determined that the report complies with Rule 2-02(a)(4) of Regulation S-X.

Consolidated Balance Sheets, page 75

3.      We note that the amount of total assets at December 31, 2007 differs from the amount presented in the audited financial statements filed in your Form 10-KSB for the year then ended.  It therefore appears that your financial statements may have been restated.  Please explain the reason for any restatement and how you determined that no disclosures were necessary pursuant to paragraphs 25 and 26 of SFAS 154.

Consolidated Statements of Stockholders' Deficit, pages 78 and 79

4.      As noted in our comment letter dated October, 17, 2008, you have not provided a full response to prior comment 7 of our letter dated July 22, 2008.  With regard to the amount presented as "Net deficit acquired in Anywhere MD" during the year ended December 31, 2007, identify the accounting literature upon which the amount and classification is based.

Consolidated Statements of Cash Flows, page 80

5.      We note your presentation of net cash used in operating activities for the year ended December 31, 2007 of $185,989. This amount is noted to differ from that presented in the audited financial statements included in your Form 10-KSB for

the year then ended. It appears that you have classified certain cash inflows from the issuance of common stock as operating activities when they appear to be related to financing activities. Please explain how you determined that these amounts should be presented as operating cash flows. Refer to paragraph 19a of SFAS 95.

6.       As noted in our comment letter dated October 17, 2008, you have not provided a full response to prior comment 8 of our letter dated July 22, 2008. With regard to the amount presented within the "Minority Interest" line item for the year ended December 31, 2007, identify the accounting literature upon which the amount and classification is based.

Notes to Consolidated Financial Statements

7.       As previously requested in prior comment 5 of our comment letter dated October 17, 2008, with regard to your acquisition of Anywhere MD during 2007, provide us with your purchase price allocation and amend to provide the disclosures required by paragraph 51 of SFAS 141or tell us why you do not believe a revision is necessary.

8.       As noted in our comment letter dated October 17, 2008, your response to prior comment 10 of our letter dated July 22, 2008 does not address our comment. Rather, your response focuses on SFAS 141R and its future impact. We are therefore again reissuing our comment in full. You appear to have acquired proprietary software, AutoDOC, as part of your acquisition of Anywhere MD. Tell us what consideration was given to the identification and valuation of this intangible asset as part of your purchase price allocation. Refer to paragraph 39 of SFAS 141.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 84

Comment 7

9.       We note from your footnote disclosure that revenue is recognized in accordance with SAB 104, however, your revised disclosures within the Critical Accounting Policies, beginning on page 68, state that revenue is primarily recognized pursuant to SOP 97-2. Please explain why your disclosure within the footnotes seems inconsistent with your revised discussion elsewhere in the filing. In this regard, a correct description of your revenue recognition policy should be presented within the footnotes to the financial statements. See paragraph 8 or APB No. 22.

Changes in and Disagreements With Accountants on Accounting and Financial
Disclosure, page 97

10.     Please explain the reason for the inclusion of a discussion regarding Farber Blicht
        Eyerman & Herzog LLP and its role as your "principal accounting firm."  In this
        regard, we note that Jewett Schwartz, Wolfe & Associates appears to have acted
        as your independent accountant, that is, your auditor, during your two most recent
        fiscal years and the subsequent interim period.  Please consider whether you have
        undergone a change in independent accountant that would require disclosure
        under Item 304 of Regulation S-K and revise your disclosures accordingly.

Note 9 – Stockholders' Equity, pages 93 and 94

11.     Please tell us how you determined that your disclosures within this section
        comply with the requirements of paragraph 64 of SFAS 123(R).  In this regard,
        explain how your disclosures meet the minimum disclosure requirements set forth
        in paragraph A240, subparagraphs (a) through (k), of that standard.

Controls and Procedures, pages 97 to 100

12.     We note your statement in the penultimate paragraph on page 100 that
        management's assessment of the effectiveness of internal control over financial
        report has been reviewed by Jewett Schwartz Wolfe & Associates.  Please revise
        to remove this language as no attestation by your registered public accounting
        firm is yet required and any discussion of a "review" may be confusing to readers.
        Refer to Item 308T(a)(4) of Regulation S-K which requires a statement in
        substantially the following form: "This annual report does not include an
        attestation report of the company's registered public accounting firm regarding
        internal control over financial reporting. Management's report was not subject to
        attestation by the company's registered public accounting firm pursuant to
        temporary rules of the Securities and Exchange Commission that permit the
        company to provide only management's report in this annual report."

13.     We note your discussion of the material weaknesses in your internal control over
        financial reporting and your proposed plans to implement changes. While such
        disclosure may be necessary for an investor's understanding of your remediation
        efforts since that time, in future filings, please ensure that you specifically address
        the requirements of Item 308T(b) of Regulation S-K.  That is, specifically
        disclose any change in your internal control over financial reporting that occurred
        *during your last fiscal quarter* (your fourth fiscal quarter in the case of your
        annual report) that has materially affected, or is reasonably likely to materially
        affect, your internal control over financial reporting.

Certifications

14.     We note that you have excluded the language "(the registrant's fourth fiscal
        quarter in the case of an annual report)" from paragraph 4(d).  In future filings
        ensure that your language conforms exactly to Item 601(b)(31)(i) of Regulation S-
        K.  .

Form 10-Q For the Quarterly Period Ended March 31, 2009

Controls and Procedures

Evaluation of disclosure controls and procedures

15.     We note that your management conducted an evaluation of the effectiveness of
        "the design and operation of the Company's disclosure controls and procedures"
        and "concluded that the design of the Company's disclosure controls and
        procedures are effective."  Item 307 of Regulation S-K requires a statement as to
        the effectiveness of your disclosure controls and procedures.  In this regard, you
        appear to be concluding on the effectiveness of the design of your disclosure
        controls and procedures rather than the operation of your disclosure controls and
        procedures.  Please tell us, and revise future filings to state, if true that
        management concluded that the operation of disclosure controls and procedures
        was effective.

Change in Internal Control over Financial Reporting

16.     We note your disclosure that "since the date of the most recent evaluation of the
        Company's internal controls by the Chief Executive Officer and Chief Financial
        Officer, there have not been any significant changes in the Company's internal
        controls or other factors for the period covered by the subject Form 10-Q that
        materially affected or were likely to materially affect the Company's internal
        control over financial reporting."   Please note that Item 308(c) of Regulation S-K
        requires that you disclose any changes to your internal controls over financial
        reporting during the last fiscal quarter (or the fourth quarter in the case of an
        annual report) that materially affected, or are reasonably likely to materially
        affect, internal controls over financial reporting.  Please confirm that, during the
        quarter ended March 31, 2009 there were no changes to your internal controls
        over financial reporting that materially affected, or are reasonably likely to
        materially affect, your internal controls over financial reporting.  Please confirm
        that you will revise your Item 308(c) disclosure in future filings.

17.     Further, in your Form 10-K for the year ended December 31, 2008 you disclosed
        a number of material weaknesses and your plans to take remedial measures to
        correct them.  Please tell us, and disclose in future filings, how your remediation

efforts have progressed in light of your statement that "there have not been any significant changes" in the quarter ended March 31, 2009 and your disclosures of numerous material weaknesses in the Form 10-K.

\* \* \* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.


Sincerely,


Craig D. Wilson
Senior Assistant Chief Accountant